                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                                ---------------

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)1


                                STONERIDGE, INC.
                                (Name of Issuer)

                        Common Shares, without par value
                         (Title of Class of Securities)

                                  86183 P 10 2
                                 (CUSIP Number)

                               September 2, 1998
            (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                              [_]   Rule 13d-1(b)

                              [_]   Rule 13d-1(c)

                              [X]   Rule 13d-1(d)


                                ---------------


  1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
                                                                   ---
 Notes).
 -----

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CUSIP No.  86183 P 10 2               13G                 Page  2  of  5  Pages
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1.  NAMES OF REPORTING PERSONS

    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
    Jeffrey P. Draime
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2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) [_]

                                                       (b) [_]
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3.  SEC USE ONLY
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4.  CITIZENSHIP OR PLACE OR ORGANIZATION  U.S.A.
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    NUMBER OF       5.   SOLE VOTING POWER                           1,451,326
     SHARES         ------------------------------------------------------------
   BENEFICIALLY     6.   SHARED VOTING POWER                            -0-
    OWNED BY        ------------------------------------------------------------
      EACH          7.   SOLE DISPOSITIVE POWER                      1,451,326
    REPORTING       ------------------------------------------------------------
   PERSON WITH      8.   SHARED DISPOSITIVE POWER                       -0-
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9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,451,326
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10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES

     CERTAIN SHARES*                                                   [_]
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11.  PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW 9                6.5%
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12.  TYPE OF REPORTING PERSON*                     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                          Page  3  of  5  Pages
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Item 1(a).   Name of Issuer:

             Stoneridge, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             9400 East Market Street, Warren, Ohio 44484

Item 2(a).   Name of Person Filing:

             Jeffrey P. Draime

Item 2(b).   Address of Principal Business Office or, if None, Residence:

             8700 East Market Street, Warren, Ohio 44484

Item 2(c).   Citizenship:

             U.S.A.

Item 2(d).   Title of Class of Securities:

             Common Shares, without par value ("Common Shares")

Item 2(e).   CUSIP Number:

             86183 P 10 2

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

             Not applicable

             If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4. Ownership.

        (a)  Amount beneficially owned:

             As of March 18, 1999, Jeffrey P. Draime beneficially owned 1,451,326 Common Shares, including 886,114 Common Shares held in trust for the benefit of Jeffrey P. Draime of which Jeffrey P. Draime is trustee, 545,212 Common Shares held in trusts for the benefit of Scott N. Draime's children of which Jeffrey P. Draime is trustee, and 20,000 Common Shares held by Jeffrey P. Draime individually.

        (b)  Percent of class:

             6.5%

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                                                          Page  4  of  5  Pages
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        (c)  Number of shares as to which such person has:

             (i)  Sole power to vote or to direct the vote: 1,451,326 Common
                  Shares

             (ii) Shared power to vote or to direct the vote:  -0-

             (iii) Sole power to dispose or to direct the disposition of:
                   1,451,326 Common Shares

             (iv)  Shared power to dispose or to direct the disposition of: -0-

Item 5.  Ownership of Five Percent or Less of a Class.

            Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable

Item 8.  Identification and Classification of Members of the Group.

            Not applicable

Item 9.  Notice of Dissolution of Group.

            Not applicable

Item 10. Certification.

            Not applicable

                                     SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       April 22, 1999
                                       -----------------------------------
                                           (Date)


                                       /s/ JEFFREY P. DRAIME
                                       -----------------------------------
                                           (Signature)


                                       Jeffrey P. Draime
                                       -----------------------------------
                                           (Name/Title)